As filed with the Securities and Exchange Commission on December 28, 2023	Registration No. 333-_____

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

JOINT STOCK COMPANY KASPI.KZ

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Kazakhstan

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

240 Greenwich Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York Mellon

Legal Department

240 Greenwich Street

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3032

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box. [X]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum offering price per unit (1)	Proposed maximum aggregate offering price	Amount of registration fee
American Depositary Shares representing common shares of Joint Stock Company Kaspi.kz	200,000,000 American Depositary Shares	$5.00	$10,000.00	$1,476.00
(1)	For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares or portion thereof.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The prospectus consists of the proposed form of American Depositary Receipt (“Receipt”) included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1. Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
Name and address of depositary	Introductory Article
Title of the depositary shares and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of depositary shares	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The procedure for collection and distribution of dividends	Articles number 4, 6, 7, 12, 14, 15, 18 and 21
(iv) The procedure for transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15, 18 and 21
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 3, 12, 14, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of depositary shares to inspect the transfer books of the depositary and the list of holders of depositary shares	Article number 11
(ix) Restrictions upon the right to transfer or withdraw the underlying securities	Articles number 2, 3, 4, 6, 7 and 21
(x) Limitation upon the liability of the depositary	Articles number 13, 14, 18, 21 and 22

3. Fees and Charges	Article number 7

Item - 2. Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Amended and Restated Deposit Agreement dated as of ____________, 2024 among Joint Stock Company Kaspi.kz, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder. – Filed herewith as Exhibit 1.
b.	Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. – Not applicable.
c-1.	Form of Level III ADS Supplemental Agreement dated October 27, 2023 between Joint Stock Company Kaspi.kz and The Bank of New York Mellon, as depositary. – Filed herewith as Exhibit 3.1.
c-2.	Form of Deposit Agreement dated 28 March 2019 between Joint Stock Company Kaspi.kz and The Bank of New York Mellon, as depositary. – Filed herewith as Exhibit 3.2.
d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.
e.	Certification under Rule 466. – Not applicable.

Item - 4. Undertakings

(a)     The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the depositary shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)    If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of depositary shares thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 28, 2023.

Legal entity created by the agreement for the issuance of depositary shares representing common shares of Joint Stock Company Kaspi.kz

By:	The Bank of New York Mellon
As Depositary

	By:	/s/ Alan MacAlpine
	Name:	Alan MacAlpine
	Title:	Director

Pursuant to the requirements of the Securities Act of 1933, Joint Stock Company Kaspi.kz has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Almaty, Kazakhstan, on December 28, 2023.

JOINT STOCK COMPANY KASPI.KZ

By:	/s/ Mikheil Lomtadze
Name:	Mikheil Lomtadze
Title:	Chief Executive Officer

Each person whose signature appears below hereby constitutes and appoints Mikheil Lomtadze and Yuri Didenko, and each of them severally, his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his or her name and on his or her behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on December 28, 2023.

/s/ Mikheil Lomtadze		Chief Executive Officer and Chairman of the
Mikheil Lomtadze		Management Board (principal executive officer)

/s/ Tengiz Mosidze		Chief Financial Officer and Deputy Chairman of the
Tengiz Mosidze		Management Board (principal financial officer)

/s/ Nailya Ualibekova		Chief Accountant
Nailya Ualibekova		(principal accounting officer)

/s/ Vyacheslav Kim		Chairman of the Board of Directors
Vyacheslav Kim

/s/ Nikolay Zinoviev		Member of the Board of Directors
Nikolay Zinoviev

/s/ Douglas Gardner		Member of the Board of Directors
Douglas Gardner

/s/ Szymon Gutkowski		Member of the Board of Directors
Szymon Gutkowski

/s/ Alina Prawdzik		Member of the Board of Directors
Alina Prawdzik

PUGLISI & ASSOCIATES		Authorized Representative in the United States

By:	/s/ Donald J. Puglisi
Name	Donald J. Puglisi
Title:	Managing Director

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1	Form of Amended and Restated Deposit Agreement dated as of __________, 2024 among Joint Stock Company Kaspi.kz, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.

3.1	Form of Level III ADS Supplemental Agreement dated October 27, 2023 between Joint Stock Company Kaspi.kz and The Bank of New York Mellon, as depositary.

3.2	Form of Deposit Agreement dated 28 March 2019 between Joint Stock Company Kaspi.kz and The Bank of New York Mellon, as depositary.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities to be registered.